Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 6, 2014

September 23, 2014

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the shareholders of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 6th day of November, 2014, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2014, together with the report of the auditors thereon;
2.	TO ELECT members of the board of directors of the Issuer;
3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors; and
4.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 23rd day of September, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.

STUDENT TRANSPORTATION INC.

INFORMATION CIRCULAR

This information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of Student Transportation Inc. (the “Issuer”) for use at the annual meeting (the “Meeting”) of holders (the “Shareholders” or “Holders”) of common shares (“Common Shares”) of the Issuer to be held on the 6th day of November, 2014 at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Issuer, at nominal cost. The Issuer will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of this Circular.

The information contained herein is given as of the 23rd day of September, 2014, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Circular, Shareholders will also be sent a form of proxy. The persons named in such proxy are officers of the Issuer. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Shareholder of the Issuer. To be valid, proxies must be deposited at the offices of Computershare Investor Services Inc. (“Computershare”), 9th Floor, North Tower, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so as not to arrive later than 5:00 p.m. (Toronto time) on November 4, 2014, or be deposited with the Chair of the Meeting prior to the commencement of the Meeting. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, or be deposited with the Chair of the Meeting.

The document appointing a proxy must be in writing and completed and signed by a Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Shareholder that has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing: (i) at the registered office of the Issuer at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chair of the Meeting prior to the commencement of such Meeting on the day of such Meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Common Shares in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Shareholder as indicated on the proxy. In the absence of such specification, such Common Shares will be voted: (a) FOR the election, separately, of each of the seven nominees to the board of directors listed under the heading “Matters to be Considered at the Meeting - Election of Directors” and (b) FOR the appointment of Ernst & Young LLP as auditors of the Issuer and the fixing of the remuneration of the auditors.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters that may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing this Circular, the directors of the Issuer (the “Directors”) know of no such amendments, variations or other matters.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. Materials in connection with the Meeting are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

A non-registered securityholder of the Issuer (a “Beneficial Holder”) who beneficially owns Common Shares, but such Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant), should note that only proxies or instructions deposited by securityholders whose names are on the records of the Issuer as the registered holders of Common Shares can be recognized and acted upon at the Meeting.

Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and not in the Beneficial Holder’s own name on the records of the Issuer.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholders’ meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the voting instruction forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving an ADP voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES OF ISSUER AND PRINCIPAL HOLDERS THEREOF

The Issuer is authorized to issue an unlimited number of Common Shares. As of the date of this information circular, there were 83,171,074 Common Shares outstanding. At the Meeting, each Shareholder of record at the close of business on September 26, 2014, the record date established for the notice of the meeting (the “Record Date”), will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting.

To the knowledge of the Directors, as at the date hereof, no persons beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares other than SNCF Participations S.A., which holds, in the aggregate, 14,090,853 Common Shares, representing approximately 16.9% of the total Common Shares outstanding. In addition, as of the date hereof, the Caisse de Dépôt et Placement du Québec holds 7,997,018 Common Shares, representing approximately 9.6% of the total Common Shares outstanding.

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Election of Directors

The number of directors to be elected at the Meeting has been fixed at eight. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as directors, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Director elected will hold office until the next annual meeting or until his successor is elected or appointed.

On September 24, 2009, the board of directors reviewed and adopted a majority voting policy. Under this policy, a director who is elected in an uncontested election with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the board. The resignation will be effective when accepted by the board. The board will consider the resignation and determine whether or not the resignation should be accepted. For more information on this policy, please see “Statement of Corporate Governance Practices, Item 6 – Nomination of Directors”.

The following table sets forth the names of, and certain information for, the eight persons proposed to be nominated for election as directors. Biographies for the directors, which include a summary of each director’s principal occupation and employment within the five preceding years and any cease-trade orders and bankruptcies, are set out at pages 32 to 35 of the Issuer’s annual information form dated September 23, 2014 (the “AIF”), which section is incorporated by reference herein. The AIF can be found under the Issuer’s profile at www.sedar.com. Upon request, the Issuer will provide a copy of the AIF free of charge to a securityholder of the Issuer.

Name & Place of Residence	Principal Occupation	Date Appointed as a Director	Ownership or Control Over Common Shares (1)	Ownership or Control Over STA Holdings’ Class B Shares (6)	DSU Units issued under DSU Plan of the Issuer(7)
Victor Wells (3)(5) Ontario, Canada	Corporate Director	September 2006	6,200	--	23,259
George Rossi (3)(5) Quebec, Canada	Corporate Director	October 2004	6,100	--	5,265
David Scopelliti (2)(3)(5)(8) Connecticut, United States	Senior Vice President of BNYMellon’s Alcentra Capital Corporation	October 2004	10,206	--	33,244
Irving Gerstein (2)(3)(5) Ontario, Canada	Member, Senate of Canada	October 2004	132,790	--	5,265
Kenneth Needler (2)(5) Ontario, Canada	Corporate Director	September 2004	20,531	--	5,265
Denis Gallagher (4)(6) New Jersey, United States	Chairman and Chief Executive Officer of the Issuer	September 2004	753,022	403,399	--
Grace Palombo (2)(5)(8) Ontario, Canada	Executive Vice President, Head of Human Resources - TD Bank, America’s Most Convenient Bank	February 2010	1,750	--	5,265

Wendi Sturgis (9)(5)	EVP, Enterprise Sales and Services, Yext, Inc.	December 2013	--	--	921

Notes:

(1)	All numbers and values in this table are stated as at June 30, 2014. The information as to Common Shares beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Issuer, has been confirmed by the respective nominees individually.
(2)	Member of Compensation, Nominating and Corporate Governance Committee (the “CNCG Committee”) of the Issuer.
(3)	Member of the Audit Committee of the Issuer.
(4)	Chairman of the board of directors of the Issuer.
(5)	Independent director.
(6)	As of June 30, 2014, Mr. Gallagher beneficially owns 403,399 of the issued Class B common shares of Student Transportation of America Holdings, Inc. (“STA Holdings” or the “Company”), representing approximately 27.5% of the outstanding Class B common shares of STA Holdings.
(7)	Commencing in the fiscal year ended June 30, 2012, each independent director is entitled to receive an annual grant of DSU Units having a value of US$10,000, which, in fiscal 2014, resulted in each director receiving a grant of 1,762 DSU Units. See “Executive Compensation – Director Compensation”.
(8)	Member of the Compensation Committee (the “Compensation Committee” and, together with the CNCG Committee, the “Compensation Committees”) of the direct U.S. subsidiary of the Issuer, Student Transportation of America Holdings, Inc., which in turn owns 100% of the stock of the primary operating subsidiary of the Issuer, Student Transportation of America, Inc. (“STA”).
(9)	Chairperson of the Innovation and Technology Committee of STI (the “IT Committee”). Ms. Sturgis is the Executive Vice President of Enterprise Sales and Services at Yext, Inc. a New York based geomarketing SaaS company. Ms. Sturgis has worked at the intersection of technology, marketing and the digital worlds since the inception of her career in 1990, and previously ran the North America Account Management team at Yahoo! Inc. where she was responsible for an 800 person organization and US$1.4 billion in revenue. Ms. Sturgis holds a Bachelor of Science from the Georgia Institute of Technology and currently serves on the Georgia Tech Advisory Board, a group of volunteers, made up of alumni and corporate executives charged with providing strategic direction and feedback to the President of the Georgia Institute of Technology. Ms. Sturgis is the Vice Chair of the National Board of Step-Up Women’s Network, is actively involved in the start-up community in New York, and currently serves on the board of directors of Dailyworth.com, a private financial media company headquartered in New York City.

Director Equity Ownership Policy

On February 9, 2007, the board of directors of the Issuer adopted a policy, voluntary in nature, encouraging all the Issuer’s directors to purchase and hold between three to five times their estimated gross annual directors’ fees in securities of the Issuer, or in Notional Shares (as defined below) granted under the Issuer’s Deferred Share Unit Plan, or DSU. The board’s policy encourages accumulation of such equity holdings to take place during a phase-in period of three to five years from the time that the director joins the Board. Commencing in the 2012 fiscal year, each of the Issuer’s independent directors receive from the Issuer a contribution of US$10,000 in Notional Shares to be added to their individual DSU Plan accounts, in the form of four quarterly contributions of US$2,500 each. Amounts contributed to the DSU accounts, and accrued dividends earned thereon, are immediately vested and can be redeemed only once a director ceases serving on the board. See “Compensation of Directors” below for further information about directors’ compensation.

2.	Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP be re-appointed as auditors of the Issuer, to hold office until the next annual meeting of the Shareholders or until their successor is appointed, and that the directors be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Issuer since December 9, 2004. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to appoint Ernst & Young LLP as auditors of the Issuer and authorize the directors to fix their remuneration.

3.	Financial Statements

The annual report, the financial statements of the Issuer for the fiscal year ended June 30, 2014, and the Auditors’ Report thereon accompanying this Circular, will be placed before the Shareholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of the Issuer’s Compensation Program

The Issuer’s executive compensation program is designed to achieve the following objectives:

(a)	Recruitment and Retention of High Quality Experienced Personnel

The Issuer operates in markets in which personnel with the requisite skills and relevant industry experience have become more difficult to identify each year and the Issuer generally operates in smaller markets than its larger competitors. Accordingly, the board and the Compensation Committees believe that providing competitive compensation enables the Issuer to recruit and retain qualified executives and other personnel. A competitive base salary is essential for this purpose. Also, the board and the Compensation Committees believe that providing opportunities to earn increased levels of compensation based on performance further encourages the retention of the Issuer’s executives, while at the same time creating incentives for management to both generate growth opportunities and protect and increase the value of the Issuer.

(b)	Aligning Executives’ Interests with the Interests of the Issuer’s Shareholders

By offering incentives that link a portion of the executives’ compensation to the Issuer’s performance, the board, and the Compensation Committees seek to balance both short-term and long-term interests of the Issuer’s shareholders. This is accomplished by using a variety of performance-based measures and payout periods which are described in greater detail below under the heading “Significant Elements of Executive Compensation”.

(c)	Reward Individual Results and Recognize Accomplishments

In addition to incentives based on the Issuer’s performance, the board and the Compensation Committees believe it is important to reward the accomplishments of individuals which may not be solely reflected in objective financial performance measures. Accordingly, the Compensation Committees encourage that a portion of an executive’s bonus compensation be conditional on pre-established personal or qualitative goals for that individual. A discretionary bonus may be awarded to an executive for exceptional individual performance in unique circumstances. In relation to the Issuer’s unique business, qualitative goals may include, among other factors, financial management, effective assembly of a strong management organization, safety measures, cost management, or capital procurement and management. Other factors considered in respect of individual performance are discussed below under the heading “Factors Considered in Determining Compensation – Performance.”

Significant Elements of Executive Compensation

The board of directors and the Compensation Committees seek to achieve and balance the objectives of the Issuer’s compensation program through the use of some or all of the following elements of compensation:

(a)	Base Salary

When setting an executive’s base salary the Compensation Committees primarily consider the following:

(i)                   Scope of responsibility;

(ii)                 Performance;

(iii)                Skills and experience; and

(iv)               Compensation paid by comparable companies.

The Compensation Committees do not, however, use a specific formula in setting an executive’s base salary and may consider a variety of factors, including those described below under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation”.

Base salary for the Issuer’s CEO is reviewed annually by the Compensation Committees, although at the present time it is circumscribed within his employment agreement. The base salaries of the other Named Executive Officers (as defined herein) are reviewed at least annually by the CEO, who consults with the Compensation Committees regarding changes. Additional information regarding base salaries paid to the Named Executive Officers during 2014 is set forth below under the headings “Compensation for Fiscal 2014 – Base Salary” and “Summary Compensation Table”.

(b)	Short-Term Incentive Plan

The Issuer has, in conjunction with entering into employment agreements with certain of its executives, adopted an annual cash bonus incentive plan (the “STIP”) in order to align the interests of the Issuer’s executives with the interests of the Issuer’s shareholders over the short-term. Payments under STIP awards are determined based upon the Issuer achieving certain short-term strategic, financial and/or operational targets. The CEO’s STIP awards are determined annually by the Compensation Committees and the STIP awards for other Named Executive Officers are determined annually by the CEO.

For the 2014 fiscal year, the applicable performance measures utilized to determine awards to the CEO under the STIP were (i) year to year growth in school bus operations revenue (determined 10% of the potential bonus), (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 25% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Company in fiscal 2014 (determined 25% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2013 to fiscal year 2014, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of each fiscal year (determined 5% of the potential bonus). Mr. Gallagher’s STIP is incorporated into his employment contract, and amendments thereto, and further details regarding the STIP are provided below under the heading “Employment Agreements with Named Executive Officers”.

For the 2014 fiscal year, the applicable performance measures utilized to determine awards under the STIP for the other Named Executive Officers are the Issuer’s performance against its financial plan, including consideration of the same measures as set out above for the Company’s CEO, and other achievement targets as determined in the discretion of the Issuer’s CEO. The CEO may also consider other qualitative factors in arriving at the final STIP award to be granted to the other Named Executive Officers. The CEO liaises with the Compensation Committees contemporaneously with the finalization of these bonus awards. Additional information regarding amounts paid to the Named Executive Officers under STIP awards for fiscal 2014 is set forth below under the headings “Compensation for Fiscal 2014 – Short-Term Incentive Plan” and “Summary Compensation Table”.

(c)	Long-Term Incentive Plan

The Issuer has implemented its Equity Incentive Plan (the “EIP”), which provides for the issuance of certain shares (“EIP Shares”) of STA Holdings, a subsidiary of the Issuer. The EIP acts as the long-term incentive plan (the “LTIP”) for the Issuer.

On November 10, 2005, upon the recommendation of compensation consultants Watson Wyatt Worldwide and the CNCG Committee, the board of directors of STA Holdings adopted the EIP in order to (a) align the interests of selected employees and officers of STA Holdings and its affiliates (including the Issuer) with the long-term interests of the holders of the Issuer’s Income Participating Securities (“IPSs”) and Common Shares, (b) optimize the profitability and growth of STA Holdings and its affiliates (including the Issuer) through incentives that are consistent with the Issuer’s goals, (c) provide participants with an incentive to achieve excellence in individual performance over the long-term, and (d) promote teamwork among the Issuer’s employees and senior management. The Issuer believes that the issuance of EIP Shares to selected employees and officers creates incentives to grow the Issuer’s share price over the long-term. An initial allotment of 717,747 Class B Series Two common shares of STA Holdings was authorized and made available for issuance under the EIP and such shares were issued over a three-year period. The Shareholders approved the EIP at the annual and special meeting of the Issuer on December 8, 2005.

An additional allotment of 1,446,291 EIP Shares was authorized and made available for issuance under the EIP in November, 2008. The Shareholders approved the additional allotment of 1,446,291 EIP Shares for the EIP at the annual and special meeting of the Issuer on November 13, 2008, and such shares were then issued over a four-year period. On November 8, 2012 an additional allotment of 2,265,000 EIP Shares was approved by the Shareholders at the annual general and special meeting and made available for issuance under the EIP. These shares are expected to be issued over a three to four year period from the date of approval to existing employees and management, and newly hired key employees.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Issuer was under the IPS structure from those to be issued subsequent to the end of the IPS structure. The amendment to the STA Holdings Certificate of Incorporation split the authorized Class B Series Two common shares into Class B Series Two common shares, which were issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which thereafter would be utilized for all future grants under the EIP. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of the Class A common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares have the option to “put” up to one third of the shares awarded each year back to the Company, commencing one year following the grant. The right to ‘put’ shares is subject to applicable “blackout periods” for trades by insiders and staff members of the Issuer, certain restrictions in the senior credit agreements of the Company, and limitations set forth in the Issuer’s Share Ownership Guidelines, applicable to certain senior officers and managers of the Company, described below.

Pursuant to the EIP, the board of directors of STA Holdings may from time to time, usually on an annual basis, ratify grants to employees of EIP Shares, as recommended by the CEO of the Issuer and approved by the CNCG Committee. These grants of EIP Shares are subject to forfeiture and are non-transferable if the participant does not satisfy certain conditions included in the applicable award agreement.

The EIP also provides for the issuance to participants of securities of STA Holdings other than EIP Shares, including options, stock appreciation rights, performance units, performance shares, deferred stock, dividend equivalents and other stock-based awards (which, together with the EIP Shares, are collectively referred to as “Awards”). No such Awards, other than the grants of EIP Shares, have been approved, proposed or made to date.

The foregoing summary of the EIP is qualified in its entirety by the specific language of the EIP and supporting documents, copies of which are available to any Shareholder upon request to the Corporate Secretary of the Issuer.

The Issuer has implemented Share Ownership Guidelines (“SOG”), to encourage the long term holding of shares of the Issuer and/or EIP Shares by certain senior officers and managers. The objective of the SOG is that the holdings of shares of the Issuer and EIP Shares (on a combined basis per person) be no less than: (i) 150% times base salary for the Named Executive Officers; (ii) for the next five most critical officers, 100% of base salary; and (iii) for the next 20 most senior managers (including all who carry the title of Vice President), 50% of base salary. The guidelines provide for a phase-in period of five years such that the person must achieve at least one-fifth toward his or her goal each year. The EIP Plan has been amended to restrict Class B Share puts of any person not on plan to achieve these levels. The CNCG Committee is to review this policy at least annually and propose recommended changes to the Board, as appropriate.

The Issuer currently holds a 98.6% voting interest in STA Holdings through its ownership of the Class A common Shares of STA Holdings. The remaining 1.4% voting interest in STA Holdings, represented entirely by the EIP Shares, are the EIP Shares currently allocated or granted. The EIP Shares that are Class B Series Two common shares receive a dividend, approximately equivalent to the dividends received by the holders of the Class A common shares, and also have the right to fixed monthly cumulative preferential cash dividends, as well as to a preferential liquidation amount of Cdn. $3.847 per share, to be paid before any amount is paid or distributed to holders of any other junior class of shares of STA Holdings (including the Class A common shares held by the Issuer). The EIP Shares that are Class B Series Three common shares receive a discretionary dividend, approximately equivalent to the dividends received by the holders of the Class A common shares. A complete description of the authorized and issued capital of STA Holdings and the rights and attributes of the Class A common shares, EIP Shares and other share classes, is set out at pages 24 to 28 and 35 to 38 of the AIF.

The EIP Shares also benefit from the “tag-along” rights and rights to “put” shares back to STA Holdings after a hold period, all of which are in accordance with the terms of the standard EIP Award Agreement issued with each grant. A description of these contractual provisions is set out at pages 26 and 27 of the AIF.

Awards under the EIP (other than that granted to the CEO) are recommended by the CEO of the Issuer and ratified by the CNCG Committee. These awards are granted in consultation with the Compensation Committees, on an annual basis, to senior executives and employees who the Compensation Committees believe are in a position to contribute to the growth, development and long-term financial success of the Issuer. The criteria used by the Compensation Committees to determine the number of EIP Shares allocated to executives, and the terms thereof, are: (i) primarily, performance - both the financial performance of the Issuer and the individual’s personal performance of duties over the previous fiscal period; (ii) scope of responsibility; (iii) skills; (iv) experience; (v) existing contractual requirements; and (vi) the degree to which the Compensation Committees believe the EIP grants may provide an incentive to the particular individual. In cases other than the CEO, these factors are weighed based upon advice and recommendations from the CEO and other senior managers.

Each EIP award provides for a specified number of EIP Shares to be allocated to the executive. Each EIP share award is fully taxable at grant date, leading to the Company’s EIP plan having both ‘gross’ and ‘net’ share features. A participant can elect to receive either the full gross share award by paying the estimated withholding taxes, or a participant can receive the ‘net’ shares (estimated taxes are withheld, in the form of shares, by the Company reducing the number of shares issued by that number of shares having a fair value equal to the tax withholding amount), or combinations of both. If an employee elects to receive the “net” share feature, the EIP share reserve is replenished by the shares that would otherwise have been issued to such employee, resulting in longer life of the share reserve.

The EIP, as it relates specifically to each Named Executive Officer, is described in more detail below under the heading “Employment Agreements with Named Executive Officers”.

(d)	Discretionary Bonuses

The board of directors, the CNCG Committee and the Compensation Committee have discretionary authority to award an annual cash bonus that is separate from the STIP in order to reward exceptional individual results and accomplishments in extraordinary situations. For persons other than the Named Executive Officers, the CEO has discretionary authority to award an annual cash bonus in order to reward exceptional individual results and accomplishments in these situations. No such discretionary extraordinary bonuses were paid to any of the Named Executive Officers in fiscal 2014. See “Compensation for Fiscal 2014 – Discretionary Bonus”.

(e)	Other Benefits

Certain other benefits and perquisites are provided to the Issuer’s executives that may include, among other things, those described below under the heading “Summary Compensation Table – Employment Agreements with Named Executive Officers”. Additional information regarding the other benefits and perquisites paid to certain Named Executive Officers in 2014, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Setting Executive Compensation

(a)	Role of and Composition of the Compensation Committees

The CNCG Committee and the Compensation Committee are each composed entirely of directors who are “independent”, as defined under Multilateral Instrument 52-110 – Audit Committee (“MI 52-110”).

The CNCG Committee is responsible to, among other things:

•	Approve, determine and/or make recommendations to the board concerning the principal elements of executive compensation for the CEO;
•	Review the principal elements of executive compensation for the Named Executive Officers (other than the CEO), as such elements are recommended by the CEO;
•	Recommend to the board to whom participation in the LTIP should be made available and, if so, the terms of such participation;
•	Assess the need for and, if determined advisable, appoint any compensation consultant or advisor to the CNCG Committee to assist in the evaluation of director, CEO or senior executive compensation;
•	Review and recommend to the board of directors, from time to time and at least annually, the remuneration to be paid by the Issuer to directors;
•	Assess the performance of the CEO against objectives developed by the board of directors and report to the directors;

•	At least annually, review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives and recommend to the board of directors, the CEO’s compensation levels based on this evaluation; and
•	Prepare and recommend to the board of directors for approval, all reporting of executive compensation as required by public disclosure requirements.

As at June 30, 2014, the CNCG Committee of the Issuer consisted of four directors of the Issuer: Senator Gerstein (committee chairman), Mr. Needler, Mr. Scopelliti and Ms. Palombo.

The Compensation Committee is a committee of STA Holdings formed by the board of STA Holdings, with approval of the board of the Issuer, and consists of 2 of the 3 directors of STA Holdings, Mr. Scopelliti (committee chairman) and Ms. Palombo, each of whom is also a member of the CNCG Committee. The Compensation Committee reports to, and takes direction from, the CNCG Committee and the entire board of the Issuer as to its activities. Additional information regarding the skills, experience and responsibilities of the Compensation Committee and its members is set forth below.

Each of the CNCG Committee members have direct experience that is relevant to his or her responsibilities in executive compensation with the Issuer:

The Honourable Irving R. Gerstein has been a director of the Issuer since 2004. Senator Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Senator Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce). In his career, Senator Gerstein has gained extensive experience and dealings in executive management employment terms and senior compensation issues. Notably, as President of Peoples Jewellers Limited, he gained exposure to negotiating and setting the terms and conditions of employment contracts and bonus plans for an executive team operating a large international retail enterprise, as well as being involved in human resources issues such as acquisition integration and manpower restructuring. His current directorships with Medical Facilities Corporation and Atlantic Power Corporation have provided additional exposure to the terms and conditions of employment arrived at with the executive teams of those public companies, as well as exposure to recent compensation trends.

Mr. Scopelliti has over 25 years of experience as a principal investor in the private equity and debt markets. Currently, he is Senior Vice President of BNYMellon/Alcentra Capital Corporation and a Director of Athena Wellness Brands LLC. Previously he was a Principal of GarMark Partners, in Stamford, Connecticut, and a Director of Nudo Products, Inc. In these roles, Mr. Scopelliti has gained extensive experience in dealing with executive management employment terms and senior compensation issues. Prior positions as Managing Director at PCG Asset Management, Head of Private Equity for the State of Connecticut Pension Plan/Office of the State Treasurer, Vice Chairman of the Institutional Limited Partners Association (ILPA),  Managing Director with CIBC World Markets, head of ING’s New York Merchant Banking Group, and Portfolio Manager at Heller Financial, and analyst at the Morgan Guaranty Trust Company, provided additional exposure to terms and conditions arrived at with management teams of portfolio companies, borrowers and other investments. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York, which program included curriculum which included manpower, human capital and financial compensation issues.

Mr. Needler started his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of STA in July 1999, and served as such until June 30, 2005, after being appointed to the Board of Directors of STA in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario. Mr. Needler dealt with numerous executive management employment terms and senior compensation issues for years in his career as an officer and director at Laidlaw. He negotiated bonus plans and other terms and conditions of employment for the regional executive teams operating that company, as well as dealing with a host of human resources issues, including labour practices, acquisition integration and consequential corporate restructuring. Mr. Needler's other directorships have provided additional exposure to employment contracts typically arrived at with management teams of hospitals and insurance companies.

Ms. Palombo is a Human Resource, Shared Services and Legal Executive who is currently in the role of Executive Vice President, Human Resources for TD America’s Most Convenient Bank based in Cherry Hill, New Jersey.  Prior to working at TD, Grace served as the Senior Vice President Corporate Human Resources for CanWest Global Communications in Toronto, Ontario reporting to the CEO and was a member of the Executive Management Committee. Grace’s expertise is in general executive management which includes corporate reorganizations, transformations and acquisition integration. Ms. Palombo has held various executive positions in the areas of Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace.  Grace has also practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law. Ms. Palombo served as General Counsel and Corporate Secretary at Union Gas. As such, Ms. Palombo has had a broad exposure to executive compensation issues, and employment terms and conditions, and negotiated with managers and executive teams of various companies in diverse industries. Ms. Palombo holds a Law Degree from Osgoode Hall Law School in Toronto and a Bachelor of Arts in Psychology.  Grace serves as a Director on the Board of Directors of EnerCare Inc., a company listed on the TSX, on the Board of Advisors of Catalyst Inc. in New York City, and on the Osgoode Hall Law School Alumni Association. She also served on the Board of Directors of the Canadian College of Naturopathic Medicine for six years and was a member of the Audit Committee, the Administrative Affairs Committee and the Board Development Committee.  She currently is a member of the Institute of Corporate Directors, Conference Board of Canada, Council of National Human Resource Executives, the Law Society of Upper Canada, The Canadian Bar Association, the Women's Law Association and the Women's Executive Network.

The above skills and experience possessed by the CNCG Committee members enable the committee to make decisions on the suitability of the Company’s compensation policies and practices.

In connection with the November 2012 increase of the number of EIP Shares issuable under the EIP, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Watson. Towers Watson was retained in June of 2012. The mandate of Towers Watson consisted of reviewing the LTIP compensation of the Issuer and assisting the board of directors in determining what size of an increase in the number of shares issuable under the EIP would be appropriate and reasonable, including examining the rates of overhang, dilution and run rate for its EIP program, both before and after the proposed increase in the EIP Shares issuable under the EIP. This included a detailed review by Towers Watson of equity programs at a peer group of 23 similar companies, by size and industry.

Towers Watson has not provided any other services to the Company, or to its affiliated or subsidiary entities, or to any of its directors or members of management, other than the services described above.

In connection with renewing the CEO’s employment agreement in 2014, the Compensation Committee sought the assistance of the compensation consulting firm of Hugessen Consulting to establish a benchmark for CEO compensation. Hugessen Consulting was retained in November of 2013 and commenced work that month. The mandate of Hugessen Consulting consisted of reviewing the current employment agreement and compensation of the Issuer’s CEO and assisting the board of directors in establishing a benchmark for CEO compensation. This included a detailed review of compensation of CEOs at a peer group of 17 similar companies, by size and industry.

Hugessen Consulting has not provided any other services to the Company, or to its affiliated or subsidiary entities, or to any of its directors or members of management, other than a continuing mandate with the Company to review and assess alternative equity plans for the Company for the Company to consider once the current allotment of EIP Shares are exhausted, which is expected to occur over a three to four year period from the date of approval of the last allotment, which took place on November 8, 2012.

The table below sets forth the aggregate fees billed by each consultant or advisor, or any of its affiliates, in each of the two most recently completed financial years, for services related to determining compensation for any of the Issuer’s directors and executive officers. For a detailed description of the mandate of these consultants and dates on which they were retained, see “- Factors Considered in Determining Compensation”.

Fiscal Year	Amount	Consultant/Advisor

2013	Cdn. $26,750	Towers Watson
2014	Cdn. $32,984	Hugessen Consulting

No other fees were billed for other services provided by the above-named consultant or any of its affiliates in the periods described above.

(b)	Factors Considered in Determining Compensation

In reviewing the principal elements of executive compensation for the CEO and the other Named Executive Officers, the Compensation Committees determine the total potential amount of compensation that could be awarded for a particular year, by considering, among other things, the factors set forth below. However, the Compensation Committees do not apply a mathematical formula in considering these factors and the weight to be assigned to each factor may vary from year to year. Information regarding how the Compensation Committees allocate total potential compensation among the elements of the Issuer’s compensation program is set forth below under the heading “Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program”. The Compensation Committees consider the following factors in determining total compensation of Named Executive Officers:

•	Scope of Responsibility. The Compensation Committees attempt to ensure that compensation is at a level commensurate with the scope of the executive’s responsibility. In general, the greater the scope of an executive’s responsibility, the greater the total compensation that will be awarded to the executive. A Named Executive Officer will be compensated for performing additional duties that are outside the purview of that executive’s normal duties.
•	Performance. The board and the Compensation Committees believe that key factors in determining the amount of an executive’s compensation are the Issuer’s financial and operational performance and the executive’s individual performance. The board’s assessment of the Issuer’s performance is primarily focused on objective factors. For example, awards under the STIP are generally based on quantitative factors, such as achievement of the Issuer’s financial plan, or incremental growth in revenue and/or earnings. Other objective measures of the Issuer’s performance may include profitability, safety, or other operational measures. Conversely, portions of compensation tied to individual performance are primarily assessed based on subjective measures of performance. For example, a portion of the CEO’s bonus is based on subjective assessments of that executive’s leadership qualities, individual initiatives, team-building efforts, capital raising efforts and contribution to the Issuer’s overall performance. Additional information regarding the relationship between the historical performance of the Issuer’s Common Shares and the Issuer’s compensation to executives is set forth below under the heading “Performance Graph”.
•	Skills and Experience. One of the objectives of the Issuer’s compensation program is to attract and retain highly qualified and experienced executives. In general, the greater the level of skill and experience of an executive, the greater the total compensation that will be awarded to that executive.
•	Compensation Levels at Comparable Companies. From time to time, the Compensation Committees may compare compensation paid to the Issuer’s executives to the compensation paid to executives at other similarly situated companies. For example, in 2005, the compensation consulting firm of Watson Wyatt Worldwide assisted the board in assessing executive compensation for the CEO and other senior officers, following the Issuer’s initial public offering. This included a review of executive compensation at trucking transportation companies and other public issuers of a similar size in both Canada and the United States. Also, in advance of the implementation of the additional allotment of 1,446,291 EIP Shares for the EIP in November, 2008, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Perrin, who reviewed the LTIP compensation of the Issuer as compared to other public issuers and assisted the Issuer in exploring LTIP alternatives. In 2010, the compensation consulting firm of Hugessen Consulting assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond fiscal 2011. This included a review by Hugessen Consulting of executive compensation at a comparator group of twelve other similarly-sized public issuers. In 2012, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Watson, who reviewed the LTIP compensation of the Issuer as compared to 23 other similar companies and assisted the Issuer in determining that the November 2012 request to increase the shares issuable under the EIP was in line with market practices. In fiscal 2014, Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement beyond June of 2014. This included a detailed review by Hugessen Consulting of executive compensation at a comparator group of seventeen other similarly-sized public issuers. The comparator group consisted of the following seventeen public issuers:

Forward Air Corp.

Heartland Express, Inc.

Bridgepoint Education, Inc.

American Public Education, Inc.

K12, Inc.

XPO Logistics, Inc.

Marten Transport Ltd.

Algoma Central Corp.

Stonemor Partners LP

Air Transport Services Group, Inc.

Contrans Group Inc.

Celadon Group Inc.

Carriage Services Inc.

Patriot Transportation Holding, Inc.

Universal Technical Institute, Inc.

Quality Distribution Inc.

Logistec Corp.

The group was selected as comparators due to the similarities in industry focus, and the fact that the average market capitalization of the seventeen issuers in the comparator group was US$542 million.

•	Recommendations of Management. Although the CNCG Committee may, in its discretion, make recommendations to the board regarding compensation to be paid to the Issuer’s executives (other than the CEO), the Compensation Committees believe that the CEO provides the most integral input in advising on recommended levels of compensation for the Issuer’s Named Executive Officers (other than the CEO) because he is best-positioned to assess their individual performance and contribution to the Issuer’s overall performance. In monitoring overall compensation, the decisions of the CEO regarding the compensation of the Issuer’s Named Executive Officers (other than the CEO) are reviewed by the CEO with the CNCG Committee and relevant information is provided by the CEO as is warranted in each case.
•	Other Resources. As noted above, from time to time the Issuer has retained a compensation consultant to review, evaluate and provide recommendations concerning executive compensation arrangements. In 2005, the compensation consulting firm of Watson Wyatt Worldwide assisted the board in assessing and setting executive compensation for the CEO following the Issuer’s initial public offering. In fiscal 2008 and fiscal 2009, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Perrin, who reviewed the LTIP compensation of the Issuer as compared to other public issuers, and assisted the Issuer in exploring LTIP alternatives. In 2010, the compensation consulting firm of Hugessen Consulting assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement. This included a detailed review by Hugessen Consulting of executive compensation at a comparator group of twelve other similarly-sized public issuers. In 2012, the Compensation Committee sought the assistance of the compensation consulting firm of Towers Watson, who reviewed the LTIP compensation of the Issuer as compared to 23 other similar companies and assisted the Issuer in determining that the November 2012 request to increase the shares issuable under the EIP was in line with market practices. Finally, in fiscal 2014, the compensation consulting firm of Hugessen Consulting again assisted the board in assessing executive compensation for the CEO in conjunction with renewing his employment agreement.
(c)	Allocating Total Compensation Among the Elements of the Issuer’s Compensation Program

In allocating total compensation among each element of the Issuer’s compensation program, the Compensation Committees will consider a variety of factors, including the total compensation to be awarded to an executive, an executive’s existing contractual arrangements, and the Compensation Committees’ views regarding the relative importance of the objectives listed above with respect to any particular fiscal year.

The following is a description and explanation of the amount of each element of compensation awarded to the Issuer’s Named Executive Officers, as defined below under the heading “Summary Compensation Table”.

Base Salary

In 2014, base salaries for each of the Named Executive Officers were based on the salaries contained in their respective employment agreements. These salaries, and the other terms of the employment agreements, were developed through negotiation with each Named Executive Officer and based on a consideration of the factors described above under the heading “Setting Executive Compensation – Factors Considered in Determining Compensation.” Additional information regarding the base salaries for the Named Executive Officers in 2014, and the terms of their respective employment agreements, are set forth below under the heading “Summary Compensation Table”.

Short-Term Incentive Plan

Awards under the STIP were paid to certain executives of the Issuer in fiscal 2014 in respect of fiscal 2013. In arriving at the fiscal 2013 STIP award for the CEO of the Issuer, the applicable performance measures and results weighed by the Compensation Committees were: (i) year to year growth in school bus operations revenue (determined 15% of the potential bonus), (ii) an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for school bus operations (determined 20% of the potential bonus), (iii) an annual Return On Assets test (determined 20% of the potential bonus), (iv) a payout ratio test based on the amount of the Company’s gross cash flow that was distributed by the Company in fiscal 2013 (determined 20% of the potential bonus), (v) a test based on annual growth in the Company’s EBITDA from fiscal year 2012 to fiscal year 2013, on a same-store sales basis, excluding acquisitions (determined 15% of the potential bonus) and (vi) the achievement of agreed qualitative performance goals set by the Compensation Committees at the start of the fiscal year (determined 10% of the potential bonus). Mr. Gallagher’s current STIP, applicable for fiscal 2015, contains similar performance measures and is incorporated into his renewed employment contract. Further details regarding the STIP and related performance measures are provided below under the heading “Employment Agreements with Named Executive Officers”.

The applicable performance measure and results weighed in arriving at the awards for the other Named Executive Officers were primarily the extent to which the Issuer had substantially achieved its annual financial plan set at the beginning of the fiscal year. The specific allocations of STIP awards to each of the Named Executive Officers is set forth below under the heading “Summary Compensation Table”.

Long Term Incentive Plan

Awards under the LTIP were made to certain executives of the Issuer during fiscal 2014. The criteria used by the Compensation Committees to determine the number of EIP Shares allocated to the executives, and the terms thereof, were: (i) scope of responsibility; (ii) performance; (iii) skills; (iv) experience, (v) existing contractual requirements; and (vi) the degree to which the Compensation Committees believed the EIP grants would provide an incentive to the particular individual. In cases other than the CEO, the above factors were weighed based upon advice and recommendations from the CEO.

Information regarding grant awards made during fiscal 2014 to the Named Executive Officers is set forth below under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”. Information regarding the value of awards granted under the EIP that were unvested as of June 30, 2014 is set forth below under the heading “Incentive Plan Awards – Outstanding Share-Based Awards”.

Discretionary Bonuses

There were no discretionary bonuses awarded in respect of fiscal 2014 because the Compensation Committees determined that the payments under the 2014 STIP awards and the LTIP awards were sufficient to adequately compensate the Named Executive Officers for their individual performance.

Other Benefits

Certain perquisites were provided to the Company’s executives in fiscal 2014 including car allowances, paid life insurance, medical insurance and club memberships. Additional information regarding the perquisites paid to certain Named Executive Officers in 2014, as well as the terms of their respective employment agreements, is provided below under the headings “Summary Compensation Table” and “Employment Agreements with Named Executive Officers”.

Risks Associated with Compensation Policies and Practices

In setting the Issuer’s compensation policies and practices, the CNCG Committee considers and assesses, as necessary, risks relating to compensation to such policies and practices. To date, given the size and nature of the Issuer and its management group, and given the lack of complexity of the Issuer’s compensation arrangements, the board of directors and the CNCG Committee do not believe that the Issuer’s compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks and no particular risks have been identified as arising from the Issuer’s compensation practices that are reasonably likely to have a material adverse effect on the Issuer.

Hedging of Equity-Based Compensation or Securities of Issuer

The Issuer has a policy whereby executive officers or directors are prohibited from purchasing financial instruments that are designed to hedge their equity-based compensation award or the value of the securities of the Issuer. The policy states that, unless otherwise approved by the Compensation Committees, no director, officer or employee of the Issuer or its subsidiary entities, or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Issuer, may, at any time, purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds, that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of their equity-based compensation awards or the securities of the Issuer. To the Issuer’s knowledge, none of its Named Executive Officers or directors have engaged in such activities

Performance Graph

The following graph demonstrates the total cumulative return to common Shareholders for Cdn. $100 invested in Common Shares of the Issuer (assuming the reinvestment of dividends), and compares it with the total cumulative return of the S&P/TSX Composite Index for the period from June 30, 2009 to June 30, 2014.

As described above, the Issuer’s financial performance is an important factor in determining the amount of total compensation to be awarded to the Issuer’s executives. This is primarily achieved through the STIP and the LTIP, which are largely based upon the achievement of specific objective performance factors. Accordingly, the Issuer expects that payments under the STIP and LTIP should, over time, correlate with total shareholder return. Additional information regarding the STIP and the LTIP are set forth above under the heading “Significant Elements of Executive Compensation”. Additional information regarding how the Compensation Committees consider the Issuer’s financial, market and operational performance in determining executive compensation is set forth above under the heading “Setting Executive Compensation”.

Summary Compensation Table

The following table sets forth the compensation for the 2012, 2013 and 2014 fiscal years awarded to, earned by, paid to, or payable to the CEO, the Issuer’s Chief Financial Officer, and each of the Issuer’s next most highly compensated executive officers (other than the CEO and the Chief Financial Officer) whose total compensation for fiscal 2014 was, individually, more than Cdn$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

Name and Principal Position of Named Executive Officer	Year	Salary (US$)(1)	Share-based awards (US$)(2)	Annual (Non-Equity) incentive plans (US$)(3)	Pension value (US$)(4)	All other compensation (US$)(5)	Total compensation (US$)(6)
Denis Gallagher, Chief Executive Officer of the Issuer	2012 2013 2014	200,000 250,000 300,000	1,100,000 1,165,506 1,121,473	100,000 -- 227,000	-- -- --	69,972 78,523 69,536	1,469,972 1,494,029 1,718,009
Patrick Walker, Executive Vice President and Chief Financial Officer of the Issuer	2012 2013 2014	403,594 412,015 422,318	382,900 150,000 329,135	-- 55,525 93,500	-- -- -	-- 44,530 52,864	786,494 662,070 897,818
Patrick Vaughan, Chief Operating Officer of the Issuer	2012 2013 2014	350,000 357,334 366,275	139,000 -- 276,142	-- -- 65,000	-- -- --	41,358 42,400 41,106	530,358 399,734 748,523
John DiMaiolo, Chief Accounting Officer of the Issuer	2012 2013 2014	245,085 250,181 256,433	55,600 68,900 125,552	-- 20,000 34,000	-- -- --	36,431 34,280 30,084	336,120 373,361 446,069

Notes:

(1)	At the commencement of each fiscal year, Mr. Gallagher is entitled under his employment agreement to elect to receive up to 60% of his annual base salary in the form of EIP Shares issued at the then-market value of the shares. During the 2012, 2013 and 2014 fiscal years, respectively, Mr. Gallagher, elected to receive 60%, 50% and 40%, respectively, of his annual base salary in the form of EIP Shares.
(2)	Represents the estimated value, as at the date granted, of EIP Shares granted to the Named Executive Officer, in the fiscal year noted, pursuant to the EIP, and in the case of Mr. Gallagher pursuant to his election to receive up to 60% of his salary in EIP Shares. During the 2014 fiscal year, 183,801, 52,736, 44,222, and 20,114 EIP shares were issued to Messrs. Gallagher, Walker, Vaughan and DiMaiolo, respectively. For a description of the EIP, see “Executive Compensation –Significant Elements of Compensation – Long Term Incentive Plan”.
(3)	Represents payments of STIP awards for the previous fiscal year (that were paid in the fiscal year indicated). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2014”. See also “Incentive Plan Awards – Value Vested or Earned During the Year” below.
(4)	The Named Executive Officers do not have any defined contribution plans or pension plans.

(5)	Represents compensation paid to Named Executive Officer not properly categorized as salary or bonus, and includes car allowances, club memberships and life insurance and medical/dental coverage or costs paid by the Issuer and car allowances. Of the US$69,526 of All Other Compensation paid to Mr. Gallagher, US$19,637 represents medical/dental coverage or costs.
(6)	Represents the sum of all amounts included in the other columns of the Summary Compensation Table.

Employment Agreements with Named Executive Officers

Each of the Named Executive Officers has entered into an employment agreement with the Issuer or STA. The following is a summary of certain terms of the employment agreements that are related to each executive’s compensation. Certain additional terms of these employment agreements are described below under “Termination and Change of Control Benefits”. These descriptions do not include all of the significant terms of such employment agreements.

(a)	Employment Agreement with Mr. Gallagher

Prior to the end of the 2014 fiscal year, the board of directors approved an amended and restated employment agreement with Mr. Gallagher, dated July 1, 2014, which extended his previous agreement on an evergreen basis. The amended employment agreement provides for a base salary of US$500,000 per annum (the “Base Salary”), subject to review annually by the Compensation Committees. If the Compensation Committees fail to complete a review and adjustment at the end of any fiscal year, the Base Salary at such time is to be increased by five percent until the appropriate Base Salary level has been established by the Compensation Committees, at which time the change will be made retroactive. At the commencement of each fiscal year, Mr. Gallagher may elect to receive up to 60% of his annual base salary in the form of EIP Shares issued at the then-market value of the shares.

The employment agreement with Mr. Gallagher also provides for an annual bonus (the “Annual Bonus”), computation of which is tied to various annual performance goals. Mr. Gallagher’s performance with respect to each component of the Annual Bonus is assessed by reference to the levels of performance set forth below:

a)	Level I or “threshold performance goals”, established to be reflective of minimum acceptable performance;
b)	Level II or “target performance goals”, established to be reflective of good performance;
c)	Level III or “outstanding performance goals”, established to be reflective of outstanding performance, well in excess of target; and
d)	Level “III-plus”, or “exemplary performance”.

The specific quantitative performance goals, and related financial targets, are set annually by the Compensation Committees in consultation with the Chair of the Audit Committee. The qualitative goals are based on subjective assessments, and are set annually by the Compensation Committees in consultation with the CEO.

FY2015 Bonus Goals

The goals, performance measures, financial targets and award levels have been set by the Compensation Committees for fiscal 2015, and they are as follows:

(i)                   EBITDA Margin Test: an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for the school bus operations. This test will determine 20% of the potential bonus. The EBITDA margin goal was established as follows:

•	Level I or “threshold performance” was set at the EBITDA margin level of 18.1%;
•	Level II or “target performance” was set at the EBITDA margin level of 18.3%;
•	Level III or “outstanding performance” was set at the EBITDA margin level of 18.5%;
•	Level “III-plus” was set at the EBITDA margin level of over 19.4%.

(ii)                 Payout Ratio Test: a test based on the amount of the Company’s gross cash flow that is paid out of the Company as distributions in fiscal 2015. This test will exclude extraordinary items (as determined by the Compensation Committees) and will determine 25% of the potential bonus. The payout ratio goal was established as follows:

•	Level I or “threshold performance” was set at the payout ratio level of 80%;
•	Level II or “target performance” was set at the payout ratio level of 76%;
•	Level III or “outstanding performance” was set at the payout ratio level of 73.7%;
•	Level “III-plus” was set at the payout ratio level of less than 71%.

(iii)                ROA Test: an annual Return On Assets test for the school bus operations. This test will determine 25% of the potential bonus. The ROA goal was established as follows:

•	Level I or “threshold performance” was set at the ROA level of 3%;
•	Level II or “target performance” was set at the ROA level of 3.1%;
•	Level III or “outstanding performance” was set at the ROA level of 3.3%;
•	Level “III-plus” was set at the ROA level of 4.5% or more.

(iv)               EBITDA Dollars Test: a test based on annual growth in the Company’s EBITDA from fiscal year 2014 to fiscal year 2015. This test will be on a same-store sales basis, excluding acquisitions, and will determine 15% of the potential bonus. The EBITDA growth goal was established as follows:

•	Level I or “threshold performance” was set at the EBITDA growth level of 6.6%;
•	Level II or “target performance” was set at the EBITDA growth level of 10.7%;
•	Level III or “outstanding performance” was set at the EBITDA growth level of 15.7%;
•	Level “III-plus” was set at the EBITDA growth level of over 20%.

(v)                 Revenue Test: a test based on annual growth in the Company’s gross school bus revenue from fiscal year 2014 to fiscal year 2015. This test will determine 10% of the potential bonus. The gross revenue growth goal was established as follows:

•	Level I or “threshold performance” was set at the gross revenue growth level of 4.7%;
•	Level II or “target performance” was set at the gross revenue growth level of 8.2%;
•	Level III or “outstanding performance” was set at the gross revenue growth level of 12%;
•	Level “III-plus” was set at the gross revenue growth level of over 17.5%; and

(vi)               Qualitative Goals: the achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer. Performance against this set of goals will determine 5% of the potential bonus.

If the Compensation Committees determine that Mr. Gallagher has achieved the same level of performance with respect to each component, Mr. Gallagher shall be paid the Annual Bonus as follows:

•	Level I performance with respect to each component shall entitle Mr. Gallagher to an Annual Bonus equal to 35% of Base Salary;
•	Level II performance with respect to each component shall entitle Mr. Gallagher to an Annual Bonus equal to 75% of Base Salary;
•	Level III performance with respect to each component shall entitle Mr. Gallagher to an Annual Bonus equal to 100% of Base Salary; and
•	Level “III-plus” performance with respect to each component shall entitle Mr. Gallagher to the Maximum Annual Bonus equal of 150% of Base Salary.

To the extent the Compensation Committees determine that Mr. Gallagher has attained a different level of performance with respect to one or more components, Mr. Gallagher is entitled to an Annual Bonus equal to the weighted average of Mr. Gallagher’s performance level applicable to each component. If the Compensation Committees determine that Mr. Gallagher has not achieved his threshold performance (Level I) goals with respect to any component, no Annual Bonus is payable to Mr. Gallagher as to such component; however, an Annual Bonus will be paid on a pro-rated basis to the extent Mr. Gallagher achieves threshold or greater performance with respect to the remaining components.

By virtue of re-setting the financial targets and specific performance measures each year, the Compensation Committees and board of directors can exercise discretion to increase or decrease performance-based compensation.

Pursuant to his renewed employment agreement, US$750,000 of EIP Shares were granted to Mr. Gallagher at the commencement of the 2015 fiscal year, on July 2, 2014. At the commencement of each fiscal year after fiscal 2015, during which the employment agreement has not been terminated and instead remains in operation due to its evergreen nature, Mr. Gallagher is to receive a further US$750,000 of EIP Shares. To the extent the Company does not fulfill the aforementioned annual share grants, the Company is required to deliver to Mr. Gallagher a make-whole payment, or grant of other equally-valued securities, to be agreed by the parties.

Other benefits under Mr. Gallagher’s employment agreement include a car allowance of US$1,000 per month, car expenses, an amount for dues for club memberships and paid life, disability and medical insurance.

Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable, prior to any Chairman’s Election, as described below, for a period of three years following termination of his employment for whatever reason, and which provide for cessation and recovery and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants.

Mr. Gallagher’s agreement provides that he is entitled to severance payments, payable over a 36 month period, equal to three times his annual base salary in effect at the time and three times his largest annual bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason” as defined therein. If any such termination of Mr. Gallagher’s employment as CEO occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

Mr. Gallagher’s agreement also provides that he is entitled to assume the role of Executive Chairman at his election, at any time on or after July 1, 2015. To make this election, Mr. Gallagher must provide six (6) months’ advance written notice to the board of directors that he elects to resign his duties as CEO and move into the position of Executive Chairman of the Issuer and Company (the “Chairman’s Election”). After the notice period passes, Mr. Gallagher will continue his employment with the Company on the same contractual terms set forth in the agreement, except as described in the paragraph below.

In his role as Executive Chairman, the duties and responsibilities of Mr. Gallagher will be to serve as an active “executive chairman” (as opposed to serving in a non-executive role) in that he will remain part of the senior executive team of the Issuer, working on selected projects and strategic assignments which he and the Board shall from time to time arrange, although ceasing to be responsible for the day-to-day functions customarily attributed to the CEO of a publicly-traded operating company. Upon assuming the Executive Chairman role, Mr. Gallagher will no longer receive the Base Salary or any Annual Bonus as described above applicable to when he was CEO, and he shall instead receive an annual salary of US$250,000, which shall be subject to annual review and adjustment by the Compensation Committees. Mr. Gallagher shall retain eligibility for all medical and other fringe benefits provided for in his agreement. The term of the Executive Chairman role is for a fixed three (3) year period. That initial term will be automatically extended for successive one-year periods unless either the Company or Mr. Gallagher provides notice of non-renewal at least six months in advance of the end of the term or extended term. Effective upon Mr. Gallagher assuming the Executive Chairman role, in recognition of the exemplary services that Mr. Gallagher has provided to the Company since its formation, and in part due to the fact that the Company does not have in place any form of pension plan for the CEO, the Board agreed that Mr. Gallagher will become entitled to three EIP Share grants, each having an aggregate value of US$500,000 as of each grant date, to be granted on each of the following three grant dates: (i) the first anniversary of Mr. Gallagher assuming the Executive Chairman role; (ii) the second anniversary of Mr. Gallagher assuming the Executive Chairman role; and (iii) the third anniversary of Mr. Gallagher assuming the Executive Chairman role. These three annual grants of US$500,000 are not contingent on the continued employment of Mr. Gallagher as Executive Chairman, or in any other role with the Company. Any unissued grants accelerate and are to be immediately granted to the Mr. Gallagher upon a Sale of the Company, if Mr. Gallagher elects such treatment at that time. Mr. Gallagher may resign from the Executive Chairman position at any time and in that case he shall not be entitled to any compensation or benefits under his employment agreement on or after the date of his resignation, except for the three staged grants of US$500,000 each, described above, to be issued on the first three anniversaries of the date of assumption of the Executive Chairman role. Upon assumption of the Executive Chairman role, and after any departure, Mr. Gallagher must continue to comply with the Non-Competition and Non-Solicit provisions in the employment agreement, except that the Non-Compete Period and Non-Solicit Period are in that case reduced to a one-year period ending on the first anniversary of Mr. Gallagher’s termination of employment for whatever reason.

FY2014 Bonus Goals

The goals, performance measures, financial targets and award levels that were set by the Compensation Committees for fiscal 2014 were as follows:

(i)                   EBITDA Margin Test: an annual earnings before interest, taxes, depreciation and amortization and operating lease expense (“EBITDA”) margin test for the school bus operations. This test determined 20% of the potential bonus. The EBITDA margin goal was established as follows:

•	Level I or “threshold performance” was set at the EBITDA margin level of 18.1%;
•	Level II or “target performance” was set at the EBITDA margin level of 18.6%;
•	Level III or “outstanding performance” was set at the EBITDA margin level of 19.2%;
•	Level “III-plus” was set at the EBITDA margin level of 19.4% or more.

(ii)                 Payout Ratio Test: a test based on the amount of the Company’s gross cash flow that is paid out of the Company as distributions in fiscal 2014. This test excluded extraordinary items (as determined by the Compensation Committees) and determined 25% of the potential bonus. The payout ratio goal was established as follows:

•	Level I or “threshold performance” was set at the payout ratio level of 86%;
•	Level II or “target performance” was set at the payout ratio level of 83%;
•	Level III or “outstanding performance” was set at the payout ratio level of 75%;

•	Level “III-plus” was set at the payout ratio level of 75% or less.

(iii)                ROA Test: an annual Return On Assets test for the school bus operations. This test determined 25% of the potential bonus. The ROA goal was established as follows:

•	Level I or “threshold performance” was set at the ROA level of 2.8%;
•	Level II or “target performance” was set at the ROA level of 3%;
•	Level III or “outstanding performance” was set at the ROA level of 4%;
•	Level “III-plus” was set at the ROA level of 4.5% or more;

(iv)               EBITDA Dollars Test: a test based on annual growth in the Company’s EBITDA from fiscal year 2013 to fiscal year 2014. This test was calculated on a same-store sales basis, excluding acquisitions, and determined 15% of the potential bonus. The EBITDA growth goal was established as follows:

•	Level I or “threshold performance” was set at the EBITDA growth level of 4.5%;
•	Level II or “target performance” was set at the EBITDA growth level of 7.3%;
•	Level III or “outstanding performance” was set at the EBITDA growth level of 10.7%;
•	Level “III-plus” was set at the EBITDA growth level of 15.8% or more.

(v)                 Revenue Test: a test based on annual growth in the Company’s gross school bus revenue from fiscal year 2013 to fiscal year 2014. This test determined 10% of the potential bonus. The gross revenue growth goal was established as follows:

•	Level I or “threshold performance” was set at the gross revenue growth level of 4%;
•	Level II or “target performance” was set at the gross revenue growth level of 7%;
•	Level III or “outstanding performance” was set at the gross revenue growth level of 10.2%;
•	Level “III-plus” was set at the gross revenue growth level of 15% or more; and

(vi)               Qualitative Goals: the achievement of certain agreed qualitative personal performance goals, set by the Compensation Committees at the start of each fiscal year, which generally center around qualitative factors, such as operations, safety and strategy objectives of the Issuer. Performance against this set of goals determined 5% of the potential bonus.

(b)	Employment Agreement with Mr. Walker

The employment agreement with Mr. Walker, effective July 1, 2008, whereby he is employed as the Chief Financial Officer and Executive Vice President of the Issuer and its subsidiaries, provides for a base salary of US$375,000 per annum effective July 1, 2008, which salary is to be reviewed no less than annually and increased by 5% per year. The employment agreement with Mr. Walker provides for an annual bonus that could amount to a maximum of 50% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Walker’s employment agreement include a car allowance of US$1,000 per month and paid life and disability insurance.

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Walker’s employment agreement provides that he may also be entitled, in certain circumstances, to a sale bonus if a Change of Control occurs. Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason.

(c)	Employment Agreement with Mr. Vaughan

The employment agreement with Mr. Vaughan, effective January 5, 2011, whereby he is employed as the Chief Operating Officer of the Issuer and its subsidiaries, provides for a base salary of US$350,000 per annum, which salary is to be reviewed no less than annually and increased by 3% per year. The employment agreement with Mr. Vaughan provides for an annual bonus that could amount to a maximum of 40% of his base salary, contingent upon the Issuer meeting its objectives for the year that are to be determined at the start of the year by the CEO of the Issuer in his reasonable discretion.

Other benefits under Mr. Vaughan’s employment agreement include a car allowance of US$800 per month and paid life insurance.

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments payable by STA in Mr. Vaughan’s first year of service are equal to one times’ his then-current base salary and his adjusted average bonus award (increasing after one year of service by Mr. Vaughan to two times’ his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments. Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason (increasing after one year of service by Mr. Vaughan to two years following termination of his employment for whatever reason).

(d)	Employment Agreement with Mr. DiMaiolo

On December 11, 2007, STA entered into an employment agreement with Mr. DiMaiolo. The employment agreement with Mr. DiMaiolo provided for a base salary of US$215,000 per annum effective January 14, 2008, with the salary to be reviewed annually. The employment agreement with Mr. DiMaiolo provides for a bonus that could amount to a maximum of 30% of his base salary, based on the performance of the Issuer and personal achievement goals agreed to by Mr. DiMaiolo and the Issuer’s CEO. Other benefits under Mr. DiMaiolo’s employment agreement include a car allowance of US$800 per month and paid life and medical insurance.

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive periodic payments over a 12 month period equal to one year of salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

Incentive Plan Awards

Outstanding Share-Based Awards

The following table sets forth information for each Named Executive Officer for all awards under the EIP that were outstanding as of June 30, 2014.

Share-based awards (1)
Name	Number of EIP Shares that have not vested(2) (#)	Market or payout value of share-based awards that that have not vested(3) (US$)
Denis Gallagher	113,102	750,000
Patrick Walker	--	--
Patrick Vaughan	--	--
John DiMaiolo	--	--

Notes:

(1)	Represents an estimated number of EIP Shares, based on a dollar amount of EIP Shares allocated pursuant to a binding agreement, but not yet granted by way of a formal EIP Award Agreement as of June 30, 2014.
(2)	Represents the estimated number of EIP Shares, calculated based on the fair market value thereof on June 30, 2014 divided into the US$750,000 amount allocated pursuant to a binding agreement. This dollar amount of shares has been allocated but remains unvested/not yet granted as of June 30, 2014. Information regarding fully vested EIP Shares granted during fiscal 2014 is set forth below under the heading “Incentive Plan Awards – Value Vested or Earned During the Year”.
(3)	Represents the fixed aggregate value of additional EIP Shares listed in the adjacent column of this Share-Based Awards Table, calculated based on the fair market value thereof on June 30, 2014.

Value Vested or Earned During the Year

The following table sets forth information regarding the aggregate dollar value of shares granted during fiscal 2014 to each Named Executive Officer under share-based awards, and any non-equity incentive plan compensation.

Name	Share-based awards -- Value vested during the year (1) (US$)	Non-equity incentive plan compensation -- Value earned during the year(2) (US$)
Denis Gallagher	1,121,473	227,000
Patrick Walker	329,135	93,500
Patrick Vaughan	279,142	65,000
John DiMaiolo	125,552	34,000

Notes:

(1)	Represents fair market value of EIP Shares granted by way of a formal EIP Award Agreement during fiscal 2014.
(2)	Represents payments under the STIP for fiscal 2014 year-end awards (i.e., bonuses that were paid in fiscal 2014). Information regarding how the amount of payments under the STIP awards were determined is set forth above under the heading “Compensation for Fiscal 2014”.

Termination and Change of Control Benefits

The following is a description of the circumstances that trigger payments or the provision of other benefits, and the estimated amount of such payments and other benefits, to each of the Named Executive Officers under their existing employment agreements and other agreements, plans or arrangements, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Issuer (as defined in the employment agreements) or a change in the Named Executive Officer’s responsibilities. Additional information regarding the employment agreements for the Named Executive Officers is set forth above under the heading “Employment Agreements with Named Executive Officers”.

Description of Termination and Payment Terms.

(a)	Mr. Gallagher

Mr. Gallagher’s agreement provides that he is entitled to severance payments payable over a 36 month period equal to three times his annual base salary in effect at the time and three times his largest annual bonus payment received during the three years prior to the year his employment as CEO is terminated, if the termination is (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew or (iii) by Mr. Gallagher for “Good Reason”, as defined therein. If any such termination occurs within 24 months after a “Sale of the Company”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(b)	Mr. Walker

Mr. Walker’s employment agreement provides that he is entitled to severance payments, payable over a 24 month period, equal to two times his annual base salary in effect at the time and two times his average annual bonus payment received during the three years prior to the year his employment is terminated, if the termination is: (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Walker for “Good Reason” as defined therein. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(c)	Mr. Vaughan

Mr. Vaughan’s employment agreement provides that he is entitled to severance payments if there is a termination of employment (i) by STA without Cause as defined therein, (ii) on the expiration date of the agreement due to STA’s failure to renew; or (iii) by Mr. Vaughan for “Good Reason” as defined therein. The severance payments are equal to his then-current base salary and his adjusted average bonus award (increasing after one year of service to two times his then-current base salary and his adjusted average bonus award), to be paid in regular instalments in accordance with STA’s usual payroll practices over the corresponding period. If any such termination is by STA within 12 months after a “Change of Control”, as defined therein, the agreement provides that the severance payments shall be paid in a lump sum instead of instalments.

(d)	Mr. DiMaiolo

Mr. DiMaiolo’s employment agreement provides that he will be entitled to receive an amount equal to 12 months’ salary in the event of a termination of the employment agreement by STA without cause, a material adverse change in duties, a salary reduction of greater than 10%, or a material relocation of his office.

Estimated Incremental Payments and Other Benefits upon Termination.

The following summary describes the estimated incremental payments, payables and benefits that might be paid to each Named Executive Officer under the employment agreements and other arrangements described above, assuming that such Named Executive Officer’s employment was terminated on June 30, 2014. Additional information regarding the Termination Events and incremental payments and other benefits is set forth above under the heading “Termination and Change of Control Benefits – Description of Termination and Payment Terms”.

(a)	Mr. Gallagher

If Mr. Gallagher’s employment had been terminated on June 30, 2014 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Gallagher would have been entitled to receive:

•	US$1,500,000, representing 36 months of his then-current base salary, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the severance payments shall be paid in a lump sum instead of in instalments;
•	US$1,945,626, representing 3 times his largest annual bonus payable over the previous 3 years, payable over a three year period; except that if termination occurs within 24 months after a “Sale of the Company”, as defined therein, the payment shall be paid in a lump sum instead of instalments; and

•	An amount equal to the cost of continuing his full medical and life insurance benefits for a three year period (or until the executive obtains new health and life insurance coverage from a new employer, if earlier).
(b)	Mr. Walker

If Mr. Walker’s employment had been terminated on June 30, 2014 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Walker would have been entitled to receive:

•	US$848,084, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;
•	US$422,149, representing two times his average annual bonus over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and
•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).
(c)	Mr. Vaughan

If Mr. Vaughan’s employment had been terminated on June 30, 2014 pursuant to certain of the termination events described above, the Issuer estimates that Mr. Vaughan would have been entitled to receive:

•	US$735,540, representing 24 months of his then-current base salary payable over a two year period; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid;
•	US$281,696, representing two times his adjusted average bonus award over the previous 3 years; except that if there is a “Change of Control”, the equivalent amount in a lump sum payment is to be paid; and
•	An amount equal to the cost of continuing his health insurance premiums for a one year period (or until the executive obtains health insurance coverage from a new employer, if earlier).
(d)	Mr. DiMaiolo

If Mr. DiMaiolo’s employment had been terminated on June 30, 2014 pursuant to certain of the termination events described above, the Issuer estimates that Mr. DiMaiolo would have been entitled to receive

•	US$257,480, representing 12 months of his then-current base salary payable over a one year period.

Other Conditions and Obligations regarding Payments

In addition to the restrictions described above, the receipt of certain payments and the provision of other benefits to each of Messrs. Gallagher, Walker and Vaughan following termination of their employment are subject to a number of conditions set forth in their respective employment agreements, including that:

•	Mr. Gallagher is bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of three years following termination of his employment as CEO for whatever reason, and which provide for cessation and recoupment of severance payments, incentive stock granted, and any other equity value received under the employment agreement in the event of a wilful or intentional breach of these covenants. Mr. Gallagher is also bound by non-competition and non-solicitation covenants in favour of STA and STA Holdings, which are applicable for a period of one year following termination of his employment as Executive Chairman, if applicable, for whatever reason;
•	Mr. Walker is bound by non-competition and non-solicitation covenants in favour of STA, which are applicable for a period of two years following termination of his employment for whatever reason;

•	Mr. Walker would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;
•	Mr. Vaughan is bound by non-competition and non-solicitation covenants in favour of STA, which are currently applicable for a period of one year following termination of his employment for whatever reason (increasing after one year of service by Mr. Vaughan to two years following termination of his employment for whatever reason).
•	Mr. Vaughan would be bound, as a condition of collecting any severance, to execute a general release in favour of STA, its officers, directors, shareholders, employees and other affiliates from claims relating to his employment with STA;
•	each of the executives must comply with certain covenants with respect to non-solicitation, non-disparagement and confidentiality; and
•	each of the executives is required to resign from all officer positions and directorships related to the Issuer.

Director Compensation

Director Compensation Table

The following table sets forth the compensation for the 2014 fiscal year awarded to, earned by, paid to, or payable to each person who served as a director during 2014 (other than Mr. Gallagher, whose compensation is disclosed in the Summary Compensation Table along with the other Named Executive Officers).

DIRECTOR COMPENSATION TABLE

Name	Fees earned (US$) (1)	DSU Awards (US$)(2)	All other compensation (US$) (3)	Total compensation (US$) (4)
Irving Gerstein Ontario, Canada	77,500	10,000	--	87,500
Kenneth Needler Ontario, Canada	58,000	10,000	--	68,000
Victor Wells Ontario, Canada	55,000	10,000	--	65,000
George Rossi Quebec, Canada	65,750	10,000	--	75,750
David Scopelliti Connecticut, U.S.	72,750	10,000	--	82,750
Grace Palombo Ontario, Canada	61,000	10,000	--	71,000
Wendi Sturgis New York, U.S.	29,267	5,815	--	35,082

Notes:

(1)	Represents the gross amount of fees earned by the director in accordance with the arrangements described below under the heading “Director Compensation – Director Compensation Arrangements”.
(2)	As described below under the heading “Deferred Share Unit Plan,” each non-management director may elect to defer a portion of his fees under the DSU Plan. Information regarding the number of DSU units held by each director is set forth above under the heading “Matters to be Considered at the Meeting -- Election of Directors”. In addition, in the fiscal year ended June 30, 2014, each independent director received 1,573 DSU Units, having a value of US$10,000.
(3)	No other compensation was paid to the Issuer’s directors in respect of fiscal 2014.

(4)	Represents the sum of the amounts included in the other columns of the table.

Director Compensation Arrangements

For the 2014 fiscal year, compensation for non-management directors of the Issuer and STA Holdings was as follows: US$40,000 per year and US$1,500 per meeting for attending board or committee meetings in person. Directors received US$750 for attending meetings by phone. The lead director received additional remuneration of US$15,000 per year as compensation for his duties as lead director and for chairing a committee, the Audit Committee chair received additional remuneration of US$10,000 per year and the Compensation Committee chair received additional remuneration of US$5,000 per year. For the 2015 fiscal year, the above arrangements are expected to remain intact, and the additional remuneration for the chairperson of the new Innovation and Technology Committee (see pages 4 and 32 of this Circular) will be US$5,000 per year. Additional compensation of US$10,000 per annum was paid to each director, in the form of four quarterly contributions of US$2,500 to the individual DSU Plan accounts of each director.

Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings. Directors may elect to receive some or all of their fees pursuant the DSU Plan, as described below in “Director Compensation – Deferred Share Unit Plan of the Issuer” and as summarized above in “Matters to be Considered at the Meeting – Election of Directors”. The directors also participate in the directors and officers insurance arrangements described below.

Deferred Share Unit Plan

In fiscal 2007, the board of directors of the Issuer established a Deferred Share Unit Plan (“DSU”) for the non-management directors of the Issuer. Under the plan, a director is entitled to participate in the plan to the extent of fees earned during the year. For fees elected by directors to be deferred under the plan, an amount shall be credited under the plan in the form of notional shares representing the estimated fair value, as determined by the Issuer, of the Common Shares (the “Notional Shares”) which is allocated to the participant’s DSU account. If the director continues to serve, dividends will accrue on the Notional Shares consistent with amounts declared by the board on the Common Shares and be credited to the participant’s DSU account. Amounts deferred under the DSU and accrued dividends earned thereon are immediately vested, and can be redeemed only once a director ceases serving on the board of directors of the Issuer or upon a change in control (as defined in the DSU plan).

Two of the Issuer’s current independent directors, Messrs. Scopelliti and Wells, initially elected to receive all or a portion of their retainer fee and meeting fees in Notional Shares, such that their fees payable in cash are reduced to the extent of their DSU participation. During the 2013 and 2014 fiscal years, these directors continued to receive Notional Shares in lieu of fees based on the proportion of their fees that they have elected to be deferred under the DSU. As of June 30, 2014, Messrs. Scopelliti and Wells had been issued 33,244 and 23,259 DSUs, respectively, in lieu of the US$140,940 and US$100,650 of board of directors fees payable to them to date (plus accrued dividends on the DSUs credited to each participant’s DSU account and including the annual contributions of US$10,000 in Notional Shares described above), respectively.

In addition, commencing in the 2012 fiscal year, each of the Issuer’s independent directors received from the Issuer an annual contribution of US$10,000 in Notional Shares to be added to their individual DSU Plan accounts, in the form of four quarterly contributions of US$2,500 each. Amounts contributed to the DSU accounts, and accrued dividends earned thereon, are immediately vested and can be redeemed only once a director ceases serving on the board. See “Directors Compensation” above for further information about directors’ compensation.

Indebtedness of Directors and Officers

For the year ended June 30, 2014, there was no indebtedness of any current or former officers or directors of the Issuer to the Issuer or its subsidiaries entered into in connection with a purchase of securities of the Issuer or its subsidiaries or for any other purpose.

Payments to Directors as Consultants or Experts

For amounts received by any directors for services performed as consultants or experts for the year ended June 30, 2014, see the heading “Interests of Informed Persons in Material Transactions” below.

AUDITOR’S FEES

The table below provides disclosure of the services provided and the fees earned by the Issuer’s external auditor for the fiscal years ended June 30, 2014 and June 30, 2013.

Type of Work	Year Ended June 30, 2014 (US$)	Year Ended June 30, 2013 (US$)
Audit fees	902,000	722,000
Audit related fees	25,000	39,000
Tax fees	123,000	45,000
All other fees	80,000	4,000

Fees for audit services include fees associated with the annual audit and reviews of the Issuer’s quarterly financial reporting, as well as consent and comfort letter procedures for a debt offering. Audit related fees principally include accounting consultations. Tax fees are related to transfer pricing studies, tax compliance service and tax consulting services. “All other fees” are for translation services required in connection with the filing of certain materials with the Canadian Securities Administrators and also include fees related to a license for accounting research software for both fiscal years. The Audit fees, Audit related fees, Tax fees and All other fees have been approved by the Audit Committee in accordance with the procedures set forth above.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services were, until June 30, 2014, provided for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Issuer paid the transportation equipment dealer approximately US$0.6 and US$0.5 million for the years ended June 30, 2013 and 2014, respectively. In November 2013, the Company amended the fee structure with the transportation equipment dealer, effective July 1, 2014, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount, not to exceed US$0.5 million per annum on a combined basis.

DIRECTORS’ AND OFFICERS’ INSURANCE

The Issuer maintains an insurance policy for directors and officers of the Issuer and for the directors and officers of its subsidiaries (the “D&O program”). The primary insurance policy within the D&O program has a limit of liability applicable to the insured directors and officers of US$40 million per year on a claims-made basis. Under the policy, each entity has reimbursement coverage to the extent that it has indemnified directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Issuer and any of its subsidiaries. The total limit of liability is shared among the Issuer and its subsidiaries and their respective directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective directors and officers. The D&O program also contains an Excess Side A policy with a limit of US$15 million. The policy limits under the excess policy are available exclusively to the individual directors and officers. The current annual premium under the D&O program is US$457,202.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Issuer believes that sound corporate governance practices are in the interest of Shareholders and contribute to prudent and effective decision-making. As such, directors of the Issuer are committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the “OSC”) has adopted various guidelines which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The boards of the Issuer and STA Holdings have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1.	Board of Directors
(a)	The independent members of the board of directors of the Issuer are George Rossi, David Scopelliti, Victor Wells, Irving Gerstein, Kenneth Needler, Grace Palombo, and Wendi Sturgis.
(b)	The one non-independent director is Denis Gallagher, who is the Chief Executive Officer of the Issuer.
(c)	Seven of the eight members of the board of directors of the Issuer are independent, while one member (Denis Gallagher) is a current senior officer of the Issuer.
(d)	Four of the independent directors of the Issuer (George Rossi, Victor Wells, Irving Gerstein and Grace Palombo) also serve as directors on boards of several other public corporations. Mr. Rossi serves on the boards of several public and private entities including Zone Finance, a mortgage provider in Quebec and Technosport Inc., a Canadian clothing distributor. He formerly served on the boards of Dolan Media Company and Radio Nord Communications. He also serves on the investment valuation committee of Investissements Desjardins. Senator Gerstein serves as a director of Medical Facilities Corporation and Atlantic Power Corporation, and previously served as a director of other public issuers, including CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott’s Hospitality Inc. and Economic Investment Trust Limited, and as an officer and director of Peoples Jewellers Limited. Victor Wells also serves as a director of Unique Broadband Systems Inc., Pasinex Resources Limited and Contagious Gaming Inc. He formerly served as director and Chair of the Audit Committee of GT Canada Medical Properties Inc. (2010 – 2012), MagIndustries Corp (2006 – 2011) and Northstar Healthcare Inc. (2007 – 2010). He was also formerly a member of the Audit Committee of TriNorth Capital Inc. (2009 – 2010) as well as a trustee and Chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007. Grace Palombo serves on the board of EnerCare Inc.
(e)	Independent directors hold regularly scheduled meetings at which members of management are not in attendance. During the fiscal year ended June 30, 2014, the independent directors held four such “in camera” meetings.
(f)	The chairman of the board of directors, Denis Gallagher, is the Chief Executive Officer of the Issuer. Irving Gerstein is the lead independent director. His responsibilities include reviewing and commenting on the agendas for meetings of the board of directors, acting as a liaison between the independent directors and management and leading the independent sessions of the independent directors.
(g)	The following table sets forth the number of board meetings held, and attendance by directors, during the fiscal year ended June 30, 2014:

Attendance of Directors

Director	Board Meetings Attended (in person or by telephone)
George Rossi	5 of 5
David Scopelliti	5 of 5
Irving Gerstein	5 of 5
Kenneth Needler	5 of 5
Denis Gallagher	5 of 5
Victor Wells	5 of 5
Grace Palombo Wendi Sturgis (1) (1) Joined December 2, 2013	5 of 5 1 of 2

(h)	SNCF Participations S.A. has the right to appoint an advisor to the board of directors of the Issuer, available for consultation and upon request entitled to receive the same information from the Issuer that the other directors receive.
2.	Board Mandate

The board of directors’ mandate is included as Schedule ‘A’ to this Circular.

3.	Position Descriptions

Position descriptions for the lead independent director (the “Lead”) of the board, the chair of the Audit committee, and the Chairman and CEO of the Issuer are found at sections 3, 4 and 5 of the Issuer’s Board Mandate included as Schedule ‘A’ to this Circular, and are as follows:

(a)	Responsibilities of Lead Independent Director:

(i)                   expected to attend and monitor the content and conduct of meetings of the board of directors of the Issuer and Chair the annual meeting of securityholders of the Issuer;

(ii)                 the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of the Issuer. The Lead shall not have the right or entitlement to bind the Issuer in his or her capacity as Lead;

(iii)                provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;

(iv)               ensure that the board of directors understands the boundaries between board and management responsibilities; and

(v)                 ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

(b)	Responsibilities of Audit Committee Chair:

(i)                   act as a liaison between the Audit Committee and the board of directors of the Issuer;

(ii)                 act as a liaison between the Audit Committee and senior management of the Issuer;

(iii)                act as a liaison between the Audit Committee and the Issuer’s internal and external auditors;

(iv)               report to the board of directors on the activities of the Audit Committee;

(v)                 recommend procedures to enhance the effectiveness of the Audit Committee; and

(vi)               chair meetings of the Audit Committee.

(c)	Responsibilities of the Chairman and Chief Executive Officer:

(i)                   to attend, and chair, the meetings of the board of directors of the Issuer and securityholders of the Issuer (other than the annual meeting of securityholders);

(ii)                 to provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;

(iii)                to manage and supervise the affairs of the Issuer, and initiate and co-ordinate the strategic planning process for the Issuer and recommend to the board of directors goals for the business of the Issuer and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;

(iv)               to report to, and meet regularly and as required, with the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfill its statutory and other legal obligations on a timely basis;

(v)                 to assist in the development of policies of the board of directors regarding the public disclosures of the Issuer;

(vi)               to develop and seek the board of directors’ concurrence for plans for management development and succession in all key positions and then implement such plans;

(vii)              to review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of the Issuer, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and

(viii)            to assume such other appropriate responsibilities as are delegated to him or her by the board of directors.

4.	Orientation and Continuing Education

Management, working with the board of directors, provides orientation opportunities for new directors to familiarize them with the Issuer and its business. All new directors participate in an active orientation program soon after the date on which he or she first joins the board of directors, and are provided with a package of written materials to educate them as to the role of the board, its committees, and its directors. To date, all of the Issuer’s independent directors have visited operating school bus facilities of the Issuer to obtain an understanding of the operations, maintenance and staffing issues that are key drivers to the Issuer’s success. The directors have in the past also attended the Issuer’s corporate headquarters in Wall, New Jersey for meetings, visits with staff and a tour of that office’s operations. In addition to operational orientation, management has and will continue to provide periodic presentations for the board of directors to ensure they are aware of major business trends, industry practices and competitor activity as and when required. In addition, the CNCG Committee arranges for the transmission to the board of articles, newsletters and general educational data and publications pertaining to issues of interest to public board members and/or audit committee members.

5.	Ethical Business Conduct

On September 21, 2006, the board adopted an amended written code of conduct and ethics for the Issuer (the “Code”), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code addresses the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;
(b)	protection and proper use of corporate assets and opportunities;
(c)	confidentiality of corporate information;
(d)	fair dealing with the issuer’s security holders, customers, suppliers, competitors and employees;
(e)	compliance with laws, rules and regulations; and
(f)	reporting of any illegal or unethical behaviour.

To ensure directors of the Issuer exercise independent judgement, in considering transactions, agreements or decisions in respect of which a director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the board of directors follows a practice whereby any such board member must be absent during any board discussion pertaining thereto and not cast a vote on any such matter.

The board is responsible for monitoring compliance with the Code, as well as the Issuer’s Audit Committee “Whistleblower Policy”. Any person can report complaints or concerns, which may be on an anonymous basis, arising from infractions of these two policies by contacting National Hotline Services (“NHS”). The Issuer has retained NHS for the purpose of providing a toll-free number so that such complaints or concerns can be registered. The toll-free number is provided in these policy documents, as posted on the Issuer’s websites. NHS forwards any such concerns it receives on a prompt basis to the chairman of the Audit Committee or the CNCG Committee, as applicable.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Issuer’s directors or executive officers are to be granted by the board of directors only (or a committee of the board of directors, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation.

The Code is posted on the Issuer’s investor website www.ridesta.com and on SEDAR at www.sedar.com.

6.	Nomination of Directors

The board has a CNCG Committee currently composed of four directors, all of whom are independent of management. The CNCG Committee charter clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board. In addition, the Committee has the authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties, subject to the approval of the independent directors.

The CNCG Committee is responsible for identifying individuals qualified to become new board members and recommending to the board the new director nominees for the next annual meeting of Shareholders. In making its recommendations, the CNCG Committee considers:

(a)	the competencies and skills that the board considers to be necessary for the board, as a whole, to possess;
(b)	the competencies and skills that the board considers each existing director to possess; and
(c)	the competencies and skills each new nominee will bring to the boardroom.

On September 24, 2009, the board adopted a policy for majority voting for individual directors. Under the policy, the form of proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold voting on, each nominee director separately. Any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” is required to promptly submit such director’s resignation to the board, to take effect upon acceptance by the board. The CNCG Committee will consider and recommend to the board whether or not to accept such resignation, after considering the best interests of the Issuer and all of the facts and circumstances that it considers relevant. The board will then consider the resignation, taking into account the recommendation of the CNCG Committee. The board will announce its decision (including, if applicable, the reasons for not accepting any resignation) via press release within 90 days of the meeting when the election was held.

7.	Compensation

Determination of Compensation

The compensation arrangements for the Issuer’s directors are determined by the board, with input from the Compensation Committees. The board of directors compensation arrangements are reviewed by the board periodically and may be modified from time to time. Additional information regarding compensation of the Issuer’s officers and directors is set forth above under the heading “Executive Compensation”.

8.	Other Board Committees

The Issuer and STA Holdings have no committees other than the Audit Committee of the Issuer, the CNCG Committee of the Issuer, the Compensation Committee of STA Holdings, and the newly-formed Innovation and Technology Committee (“IT Committee” or the “ITC”) of the Company, which was formed on May 6, 2014.

Innovation and Technology Committee Description

The purpose of the ITC is to provide understanding, clarification and validation to the Board on the fundamental technological and strategic direction of new ventures and major investment projects within the Company in order to enhance shareholder value.  Innovation and Technology are key contributors to the Company’s long-term competitiveness and profitability.

9.	Assessments

The CNCG Committee is responsible for the regular assessment of the effectiveness of the board of directors as a whole, the committees of the board of directors and the contributions of individual directors. The CNCG Committee resolved in the 2006 fiscal year that a general Board Effectiveness Survey should be conducted, as well as full individual director assessments of each member of the board and the Chairman by other members. During the 2008 fiscal year, the CNCG Committee and board of directors conducted its second board and individual assessment process. Survey forms were distributed and completed by all members. The Board Effectiveness Survey was compiled and analyzed by the Chairman who reported all results to the board. The individual director assessments were compiled and analyzed by an independent firm, which then provided all results to the Chairman, except for the Chairman’s individual results. The Chairman then discussed each member’s results individually with that member. The results concerning the Chairman were summarized by the independent firm in a synopsis document and sent to the lead independent director, who discussed them privately with the Chairman. The board of directors repeated its board effectiveness and individual assessment process again in both the 2011 and 2013 fiscal years and the results were disseminated and discussed at the board of director’s final meetings of each of those fiscal years. The results of the board effectiveness and individual assessment process, for all years they were completed, exhibited positive individual peer assessments and also indicated that the board was functioning extremely well. The intention of the board, as reflected in the Board Mandate, is to repeat a board effectiveness and individual assessment process in the 2015 fiscal year and every second fiscal year thereafter.

OTHER BUSINESS

The directors are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Additional financial information is provided in the Issuer’s financial statements and management’s discussion and analysis of the Issuer’s financial condition and results of operations for its most recently completed financial year. Such information, in addition to the Issuer’s annual information form, is available under the Issuer’s profile on SEDAR at www.sedar.com. In the alternative, copies may be obtained from the Chief Financial Officer of the Issuer upon written request.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular to the Shareholders have been approved by the board of directors of the Issuer.

DATED as of this 23rd day of September, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.

Schedule A

MANDATE OF THE BOARD OF DIRECTORS

Reviewed and re-approved September 10, 2014

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors of Student Transportation Inc. (“STI”). The board of directors of STI is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of STI with the highest standards of ethical conduct and in the best interests of the shareholders of STI.

1.	Composition

The board of directors shall be composed of between 3 and 20 individuals, a majority of whom will be Canadian residents. The board of directors also shall be constituted with a majority of individuals who qualify as “independent directors” as defined in National Instrument 58-101 - Disclosure of Corporate Governance Practices.

2.	Responsibilities of the Board of Directors

The board of directors is responsible for the stewardship of STI and in that regard shall be specifically responsible for:

(a)	supervising the activities of STI, including acting for, voting on behalf of and representing the Issuer as a holder of common shares in Student Transportation of America Holdings, Inc. (“STA Holdings”);
(b)	adopting a strategic planning process and evaluating and approving a strategic plan for the upcoming year that takes into account, among other things, the opportunities and risks of STI’s business;
(c)	reviewing, on at least an annual basis, a budget for STI;
(d)	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of STI, and that such officers create a culture of integrity throughout the organization, as well as satisfying itself, to the extent feasible, that the Chief Executive Officer is assessing the integrity of the senior officers of STI and its subsidiaries;
(e)	the identification of the principal risks of STI’s business and ensuring the implementation of appropriate systems to manage these risks;
(f)	ensuring that STI has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;
(g)	succession planning (including meeting with, and discussing with, the Chief Executive Officer key matters pertaining to the appointing, training, and monitoring of senior management);
(h)	adopting a communication policy that enables STI to communicate effectively and addresses how STI interacts with all of its stakeholders, including analysts and the public, contains measures for STI to avoid selective disclosure and is reviewed at such intervals or times as the board of directors deems appropriate;
(i)	monitoring STI’s internal control and management information systems;
(j)	establishing and maintaining a standing audit committee of the board of directors (the “Audit Committee”);
(k)	reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the board of directors deems appropriate;
(l)	receiving recommendations of the Audit Committee respecting, and reviewing and approving, the annual, interim and any other publicly announced financial information of STI;

(m)	developing STI’s approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to STI;
(n)	implementing a process for assessing the effectiveness of the board of directors as a whole, the committees of the board of directors and the contribution of individual directors;
(o)	implementing a process for examining the size of the board of directors and undertaking, where appropriate, a program to establish a board size that facilitates effective decision-making;
(p)	implementing a process for reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;
(q)	meeting regularly with management to receive reports respecting the performance of STI, new and proposed initiatives, STI’s business and investments, management concerns and any areas of concern involving STI; and
(r)	meeting regularly without management and non-independent directors.

The board of directors is responsible for the review of, with the CEO and senior management, STI’s ongoing strategic planning process, and approving the goals of the business and the strategies and policies with which it is managed.

The board of directors will also strive to implement a predictable and regular annual budgeting process with regard to its own costs, with the Chairman and each Committee Chair estimating for management the annual meeting requirements at the start of each year, together with the related costs thereof, then endeavouring to work within the budgets arrived at.

It is recognized that every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of STI. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the board of directors from time to time, the current policy being annexed hereto as Appendix A.

3.	Lead Independent Director of the Board

The board of directors believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a “lead independent director” appointed by the board of directors from its independent members. The “Lead” referred to herein shall be the Lead Independent Director.

The Lead shall assume the role and responsibilities set out below:

(a)	the Lead shall be expected to attend and monitor the content and conduct of meetings of the board of directors of STI and Chair the annual meeting of the securityholders of STI;
(b)	the Lead shall not be expected to and shall not perform policy-making functions other than in his or her capacity as a director of STI. The Lead shall not have the right or entitlement to bind STI in his or her capacity as Lead;
(c)	the Lead shall provide input with respect to the dates and frequencies of meetings of the board of directors and related committee meetings; and the Lead shall liaise with the Chief Executive Officer on the setting of board meeting agendas, by reviewing and commenting on the agenda for directors’ meetings before circulation;
(d)	the Lead shall ensure that the board of directors understands the boundaries between board and management responsibilities; and
(e)	the Lead shall ensure that the board of directors carries out its responsibilities effectively, which will include acting as a liaison between the independent directors and management, leading independent sessions of the independent directors on a regular basis without management present, and may include assigning responsibility for administering the board of directors’ relationship with management to a committee of the board of directors.

4.	Responsibilities of Audit Committee Chair

The responsibilities of the Audit Committee chair include:

(a)	acting as a liaison between the Audit Committee and the board of directors of STI;
(b)	acting as a liaison between the Audit Committee and senior management of STI;
(c)	acting as a liaison between the Audit Committee and STI’s internal and external auditors;
(d)	reporting to the board of directors on the activities of the Audit Committee;
(e)	recommending procedures to enhance the effectiveness of the Audit Committee; and
(f)	chairing meetings of the Audit Committee.
5.	Responsibilities of the Chairman and Chief Executive Officer

The Chairman and Chief Executive Officer of STI will:

(a)	be expected to attend, and chair, the meetings of the board of directors of STI and securityholders of STI (other than the annual meeting of securityholders);
(b)	provide initial direction with respect to the dates and frequencies of meetings of the board of directors and related committee meetings and shall prepare, and liaise with the Lead, on the setting of board meeting agendas before circulation;
(c)	manage and supervise the affairs of STI, and initiate and co-ordinate the strategic planning process for STI and recommend to the board of directors goals for the business of the STI and, when approved by the board of directors, implement the corresponding strategic, operational and profit plans;
(d)	report to, and meet regularly and as required with, the board of directors and all formally appointed committees of the board of directors to review the board of directors’ and committee issues and provide the board of directors or the relevant committee with all information and access to management necessary to permit the board of directors or the relevant committee to fulfil its statutory and other legal obligations on a timely basis;
(e)	assist in the development of policies of the board of directors regarding the public disclosures of STI;
(f)	develop, and advise the board of directors’ in regard to, plans for management development and succession in all key positions;
(g)	review, with the assistance of the Chief Financial Officer, the financial reporting and public disclosure of STI, satisfy himself or herself concerning the processes followed in their preparation and provide the certifications required under applicable securities laws concerning such reporting and disclosure; and
(h)	assume such other appropriate responsibilities as are delegated to him or her by the board of directors.
6.	Decisions Requiring Prior Approval of the Board of Directors

Approval of the board of directors shall be required for:

(a)	dividends;

(b)	acquisitions/dispositions over such size threshold as the directors should determine from time to time;
(c)	related party transactions;
(d)	the public dissemination of STI’s financial results;
(e)	the issuance or repurchase of securities of STI;
(f)	the terms of reference of committees of the board of directors; and
(g)	any other matter that would give rise to a “material change” to STI.

The foregoing list is intended to provide guidance on particular matters requiring board approval, but is not intended to be an exhaustive list.

7.	Measures for Receiving Shareholder Feedback

All publicly disseminated materials of STI shall provide for a mechanism for feedback of securityholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the directors on a regular basis.

8.	Meetings

The board of directors will meet not less than four times per year: three meetings to review quarterly results; and one meeting prior to the issuance of the annual financial results of STI. A quorum for the meetings shall be a majority of the directors then holding office.

9.	Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

10.	Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

11.	Telephone Board Meetings
(a)	A director may participate in a meeting of the board of directors or in a committee meeting by means of telephone, electronic or such other communications facilities as permit all persons participating in the meeting to communicate with each other and a director participating in such a meeting by such means is deemed to be present at the meeting.
(b)	While it is the intent of the board of directors to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters telephone board meetings may be required to be called in order for directors to be in a position to better fulfill their legal obligations.
12.	Expectations of Management

The CEO and other senior officers shall be required to report to the board of directors regarding the performance of STI, new and proposed initiatives, management’s concerns and any other matter the board or its Lead may deem appropriate. In addition, the board expects the CEO and other senior officers to promptly report to the Lead and any applicable committee chair any developments, changes, transactions or proposals which in any of those cases would have a significant impact on the business or prospects of STI.

13.	Orientation and Continuing Education

Management, working with the board of directors, will provide an orientation and education program for new directors to familiarize them with STI and its business. All new directors will participate in this program, which should be completed within four months of a director first joining the board of directors. In addition, management will schedule periodic presentations for the board of directors to ensure they are aware of major business trends and industry practices as and when required.

Appendix A
POLICY OF PRACTICES FOR DIRECTORS

1.                   Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the board of directors, and at meetings of each committee on which the director sits. A director is expected to:

(a)	advise the Chairman as to planned attendance at board and committee meetings shortly after meeting schedules have been distributed;
(b)	advise the Chairman as soon as possible after becoming aware that he or she will not be able to attend a meeting; and
(c)	attend a meeting by conference telephone if unable to attend in person.

2.                   Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the board of directors or a committee of the board of directors. Directors are also encouraged to contact the lead director and/or the Chief Executive Officer of STI and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3.                   Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a)	be candid and forthright;
(b)	not be reluctant to express views contrary to those of the majority;
(c)	be concise and, in most circumstances, respect the time constraints of a meeting; and
(d)	be courteous to and respectful of other directors and guests in attendance.

4.                   Personal Conduct

Directors are expected to:

(a)	exhibit high standards of personal integrity, honesty and loyalty to STI;
(b)	project a positive image of STI to news media, the financial community, governments and their agencies, securityholders and employees;
(c)	be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the board; and
(d)	disclose any potential conflict of interest that may arise with the business or affairs of STI and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5.                   Independent Advice

In discharging its mandate the board of directors shall have the authority to retain (and authorize the payment by STI of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

Appendix B
CORPORATE GOVERNANCE AND NOMINATING RESPONSIBILITIES

The board of directors of the Issuer has a compensation, nominating and corporate governance committee that has a charter that complies in all material respects with the guidelines set out in National Policy 58-201 – Corporate Governance Guidelines.

1.                   Governance Responsibilities of Compensation, Nominating and Corporate Governance Committee:

(a)	To assess the independence and qualifications of the various members of the board of directors.
(b)	To ensure that programs relating to succession planning and performance evaluation are effectively integrated with STI’s strategy.
(c)	To review the composition of the committees of the board of directors.
(d)	To monitor the quality of the relationship between management and the board of directors.
(e)	To review and respond to requests by individual directors to engage outside advisors.
(f)	To review, and if acceptable, direct the implementation of the recommendations of the compensation committee of STA Holdings.
(g)	To assess the need, and to coordinate a program, for continuing education for members of the board of directors.
(h)	To assess the effectiveness of the board of directors and their committees and the contribution of each director.
(i)	To report on governance as required by public disclosure requirements.
(j)	To review and ensure compliance of STI with its internal governance guidelines.
(k)	To review from time to time the governance practices of STI and its committees to determine compliance with rules and policies of regulatory authorities governing STI.
(l)	At least annually, to review the adequacy of the corporate governance guidelines of STI and its subsidiaries.
(m)	To determine and monitor STI’s standards for director independence.
(n)	At least annually, to review the practices of the board of directors (including separate meetings of non-management directors) to ensure compliance with the governance guidelines of STI.
(o)	At least annually, to review the powers, mandates and performance, and the membership of the various committees of the board of directors.
(p)	To undertake such other initiatives as are needed to help the board of directors deliver exemplary governance.

2.                   Nominating Responsibilities of Compensation, Nominating and Corporate Governance Committee:

(a)	To review every other year the competencies, skills and personal qualities required of members of the board of directors in light of relevant factors, including: the objective of adding value to STI in light of the opportunities and risks facing STI and STI’s proposed strategies; the need to ensure, to the greatest extent possible, that a majority of the board of directors is comprised of individuals who meet the independence requirements of the applicable stock exchange rules, legislation or other guidelines; and the policies of the board of directors with respect to board member tenure, retirement and succession and board member commitments.

(b)	To establish and oversee an appropriate orientation and education program for new board members in order to familiarize them with STI and the nature and operation of STI’s business (including STI’s reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies, management and the external auditors), the role of the board of directors and its committees, as well as the contribution individual directors are expected to make.
(c)	To actively seek individuals qualified (in context of STI’s needs and any formal criteria established by the board of directors) to become members of the board of directors.
(d)	To review the membership and allocation of board members to the various committees of the board of directors.
(e)	(To establish procedures for the receipt of comments from all board members to be included in an annual assessment of the board of directors’ performance, including individual contributions.
(f)	To appoint and, if appropriate, terminate any search firm to be used to identify board candidates.